Exhibit 99.1

Nanobiotix to Announce Half Year 2022 Financial Results on September 28, 2022

Conference Call and Webcast to be Held at 8:00 AM ET / 2:00 PM CET on September 29, 2022

PARIS & CAMBRIDGE, Mass.--(BUSINESS WIRE)--September 22, 2022--Regulatory News:

NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced that it will report its financial results for half-year ending June 30, 2022, on Wednesday, September 28, 2022, after the close of the US market.

The announcement will be followed by a conference call and live audio webcast on Thursday, September 29, 2022, at 8:00 AM ET / 2:00 PM CET. During the call, Laurent Levy, chief executive officer, and Bart Van Rhijn, chief financial officer, will briefly review the Company’s half-year results and provide an update on business activities before taking questions from participants.

A live webcast of the call may be accessed by visiting the investors section of the company's website at www.nanobiotix.com. Participants may register for the call here. They will be able to join the call via dial-in or one-click dial-out. It is recommended to join 10 minutes prior the event start.
Participants are invited to email their questions in advance to investors@nanobiotix.com.

A replay of the webcast will be available shortly after the conclusion of the call and will be archived on the company's website.

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About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company is leveraging its proprietary nanoparticle platform, including its lead product candidate, radiotherapy-activated NBTXR3, to develop a pipeline of therapeutic options designed to enhance local and systemic control of solid tumors with an initial focus on the treatment of head and neck cancers.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Contacts

Nanobiotix

Communications Department
Brandon Owens
VP, Communications
+1 (617) 852-4835
contact@nanobiotix.com

Investor Relations Department
Kate McNeil
SVP, Investor Relations
+1 (609) 678-7388
investors@nanobiotix.com

Media Relations

FR – Ulysse Communication
Pierre-Louis Germain
+ 33 (0) 6 64 79 97 51
plgermain@ulysse-communication.com

Global – LifeSci Advisors
Ligia Vela-Reid
+44 (0) 7413825310
Lvela-reid@lifesciadvisors.com